Exhibit 12.1

TransMontaigne Partners L.P. and subsidiaries
Calculation of Ratio of Earnings to Fixed Charges
(Dollar amounts in thousands)

	2012	2011	2010	2009	2008
Earnings:
Net earnings	$38,572	$46,520	$27,242	$27,252	$25,598
Add: Fixed charges	4,353	4,691	4,924	7,863	10,102
Add: Amortization of capitalized interest	84	78	51	44	22
Subtract: Capitalized interest	(275)	(752)	(364)	(699)	(883)
Subtract: Equity earnings of equity investees	(558)	(113)	—	—	—
Add: Distributed income of equity investees	1,435	852	—	—	—
Total adjusted earnings	$43,612	$51,276	$31,853	$34,460	$34,838

Fixed charges:
Interest expense	$2,877	$2,458	$3,405	$6,048	$8,135
Capitalized interest	275	752	364	699	883
Interest component of rents	434	426	557	518	485
Amortization of deferred financing costs	767	1,055	598	598	599
Total fixed charges	$4,353	$4,691	$4,924	$7,863	$10,102

Ratio of earnings to fixed charges:	10.0	10.9	6.5	4.4	3.4